Exhibit 99.2

PERDIGÃO S.A.
A Publicly Held Company
CNPJ/MF 01.838.723/0001-27

CALL FOR EXTRAORDINARY SHAREHOLDERS’ MEETING

Shareholders are hereby convened to attend an Extraordinary General Meeting to be held at 3:00 p.m. on 29 November 2007, at the Company’s registered offices at Av. Escola Politécnica, 760, São Paulo – SP, to deliberate on the following agenda of the day: (1) amendment to article 16 of the Company’s Bylaws to increase the number of effective members and alternates on the Board of Directors from seven to eight; (2) amendment to paragraph 1 of article 5 of the Company Bylaws for increasing the limit of the Company’s authorized capital from 180,000,000 to 250,000,000 shares in order to permit (a) the increase of capital resulting from the public offering comprising a primary distribution of common shares issued by the Company, for which the request for registration has been filed with the Brazilian Securities and Exchange Commission – CVM  on October 30 2007 and (b) the increase in capital resulting from the incorporation of shares issued by Eleva S.A (“Eleva”), to be implemented by the Company pursuant to the terms disclosed to the market in an announcement to the market on October 30 2007; (3) the deliberation on the terms and conditions of the Protocol for Incorporation and Instrument of Justification (“Protocol”) relative to the incorporation of shares of Eleva by the Company; (4) the ratification of the hiring and nomination of the responsible valuating institutions (a) for the preparation of the economic value report for increasing the Company’s capital and determining the exchange ratio of the shares issued by Eleva for shares issued by Perdigão and (b) for the preparation of the shareholders’ equity report at market prices pursuant to article 264 of the Corporation Act; (5) the deliberation on the reports and the exchange ratio cited in item 4 (a) and (b); (6) the acquisition of the shareholding control of Eleva, pursuant to article 256 of the Corporation Act; and (7) the incorporation of the shares, the issue of Eleva, by the Company, to be implemented following settlement of the public offering for the acquisition of shares of the minority shareholders of Eleva as a result of the sale of its shareholding control.

Pursuant to article 13 of the Company’s Bylaws, the shareholders shall submit to the Company’s registered offices not later than November 23 2007, and at least five days prior to the date of the Extraordinary General Meeting, a power of attorney with signature duly notarized. The shareholders participants in the fungible custody of share service shall submit a statement issued by the institution responsible for the custody substantiating the respective shareholding participation.

The draft of the Company’s Bylaws as well as the Protocol, the reports and other documents mentioned herein are available to shareholders at the Company’s website (www.perdigao.com.br/ri). Copies of these documents are also available on the websites of the CVM (www.cvm.gov.br) and Bovespa (www.bovespa.com.br), as from this date. Shareholders wishing to consult  and examine the documents at the companies’ registered office should arrange a date and time for doing so by calling (11) 3718-5465, 3718-5301 and 3718-5306.

Nildemar Secches

Chairman of the Board of Directors.